(TRANSLATION)



                                                                November 8, 2006

To Whom It May Concern:

                                 Company Name:
                                      Toyota Motor Corporation
                                 Name and Title of Representative:
                                      Katsuaki Watanabe, President
                                 (Code Number: 7203
                                      Securities and exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                      Takuo Sasaki
                                      General Manager, Accounting Division
                                 Telephone Number: 0565-28-2121


                     Notice of Acquisition of Shares through
               N-NET Closing Price Orders on Nagoya Stock Exchange


Toyota Motor Corporation ("TMC") resolved the method for acquiring its shares based on the limit, which was established at a meeting of the Board of Directors of TMC held on November 7, 2006, for acquiring its shares pursuant to the provisions of Article 156 of the Corporation Act, and we hereby inform you as follows.

1.    Type of shares to be acquired                Shares of common stock of TMC

2.    Aggregate number of shares to be acquired    20,000,000 shares

3.    Date of acquisition                          November 9, 2006

4.    Purchase price                               JPY 7,230 per share

5.    Method of acquisition

               Purchase through N-NET closing price orders on the Nagoya Stock Exchange during the period from 8:20 a.m. to 9:00 a.m. on November 9, 2006 (purchase orders shall only be made during such trading hours.)

6.    Publication of the results of acquisition

               The results of acquisition will be announced after the conclusion of the 9:00 a.m. trading hour of November 9, 2006.

      (Note 1) The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be acquired due to market conditions, etc.

      (Note 2) The shares for which orders to sell have been placed shall be acquired up to the number of shares scheduled to be acquired.


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(Reference)
Matters resolved at the 102nd Ordinary General Shareholders' Meeting held on June 23, 2006
  o Type of shares to be acquired                  Shares of common stock of TMC
  o Aggregate number of shares to be acquired      Up to 30,000,000  shares
  o Aggregate purchase price of shares             Up to JPY 200,000,000,000

Shares acquired as of November 8, 2006
  o Aggregate number of shares acquired            0 shares
  o Aggregate purchase price of shares             JPY 0